Exhibit 99.1

Secoo Announces Changes in Board of Directors

BEIJING, July 9, 2020 (GLOBE NEWSWIRE) — Secoo Holding Limited (“Secoo” or the “Company”) (NASDAQ: SECO), Asia’s largest online integrated upscale products and services platform, today announced that its Board of Directors (the “Board”) has approved the appointment of Dr. Jun Wang as a member of the Board, effective immediately. At the same time, Mr. Ravi Thakran will step down from the Board with immediate effect.

Dr. Jun Wang currently serves as a Partner of L Catterton Asia, and is a board member of the China Sasseur Group, GXG Group, Trendy Group and board alternative member for Crystal Jade Group. Prior to joining L Catterton Asia, Dr. Wang was a Senior Associate with McKinsey & Company, Shanghai office, where he served on multiple international and domestic institutions for strategic, operational, and M&A related projects. Dr. Wang also worked as Scientist and Manager for the Fabric & Home Care Division in Procter & Gamble and led numerous cross-border consumer innovation projects. Dr. Wang holds an MBA from Harvard Business School in 2008, a DPhil in Chemistry from Oxford University in 2002 and Bachelor of Science from Peking University in 1998.

Mr. Richard Rixue Li, Chairman and Chief Executive Officer of Secoo, commented, “Dr. Wang brings over a decade of experience in private equity investment, strategic consulting and consumer-related sectors. We believe his extensive industry experience and strong expertise in analytical capabilities and investment from his professional experience in the UK, US, China, and South East Asia will add great value to our business operation. As we expand our footprint in the luxury consumer industry globally, we look forward to continuously collaborating with L Catterton Asia in various business opportunities. In the meantime, on behalf of the Board, I would like to extend our thanks to Mr. Ravi Thakran for his years of dedication and support to Secoo.”

About Secoo Holding Limited

Secoo Holding Limited (“Secoo”) is Asia’s largest online integrated upscale products and services platform as measured by GMV in 2016. Secoo provides customers a wide selection of authentic upscale products and lifestyle services on the Company’s integrated online and offline shopping platform which consists of the Secoo.com website, mobile applications and offline experience centers, offering over 400,000 SKUs, covering over 3,800 global and domestic brands. Supported by the Company’s proprietary database of upscale products, authentication procedures and brand cooperation, Secoo is able to ensure the authenticity and quality of every product offered on its platform.

For more information, please visit http://ir.secoo.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to Secoo management quotes and the Company’s financial outlook. These forward-looking statements can be identified by terminology such as “will,” “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “intend,” “potential,” “plan,” “goal” and similar statements.  Secoo Holding Limited may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. These forward-looking statements include, but are not limited to, statements about: the Company’s goals and strategies; its future business development, financial condition and results of operations; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese e-commerce market; Chinese governmental policies relating to the Company’s industry and general economic conditions in China.  For additional information on these and other important factors that could adversely affect the Company’s business, financial condition, results of operations and prospects, please see its filings with the U.S. Securities and Exchange Commission.

Secoo Holding Limited does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Secoo Holding Limited undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:
Secoo Holding Limited
Jingbo Ma
Tel: +86 10 6588-0135
E-mail:  ir@secoo.com

The Piacente Group, Inc.
Jenny Cai
Tel: +86 (10) 6508-0677
E-mail:  Secoo@tpg-ir.com

In the United States:
The Piacente Group, Inc.

Brandi Piacente
Tel: +1-212-481-2050
E-mail:  Secoo@tpg-ir.com